April 21, 2006

VIA EDGAR AND FACSIMILE (202-772-9210)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Brad Skinner, Accounting Branch Chief

RE:	Pegasystems Inc.
Response to Comment Letter dated March 15, 2006
Regarding Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 7, 2006
File No. 001-11859

Ladies and Gentlemen:

On behalf of Pegasystems Inc. (the “Company”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 15, 2006 (the “Comment Letter”) to Mr. Christopher Sullivan, Chief Financial Officer and Treasurer of the Company, with respect to the Company’s Annual Report on Form 10-K, which was filed with the Commission on March 7, 2006 (the “Form 10-K”). Hard copies of this letter are also being delivered under separate cover to Christine Davis and Marc Thomas of the Commission.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Significant Accounting Policies

Revenue Recognition, page 45

1.	We note your response to prior comment number 1. In order for us to further understand your accounting for fixed-price service contracts please address the following:

•	You indicate that you are recognizing revenue from fixed-price contracts using the proportional performance model yet we note that you also indicate that you apply this model by recording revenue equal to the direct costs incurred resulting in no gross profit until the project is completed. This methodology does not appear to comply with the proportional performance model which requires that revenue be recognized based on a pattern of performance and direct costs are recognized as incurred. Therefore, please explain to us how your accounting complies with the proportional performance model as contemplated by SAB Topic 13.

In 2000, when the Company was considering which revenue recognition method to use for its fixed price service contracts, the Company concluded that it did not have the ability to initially estimate with sufficient accuracy the time required to complete a fixed price project. This conclusion was based on problems experienced by the Company with its fixed price service contracts in the 1990s. However, the Company also believed that such contracts were generally profitable and wanted to adopt a conservative approach which would ensure that revenue would not be overstated before the Company could accurately estimate the time and cost for completion. The Company continues to believe that its processes for initially determining the number of hours necessary to complete a fixed price project do not provide adequate support for its estimates.

When selecting its method, the Company evaluated the relevant accounting literature. First the Company considered SAB Topic 13 which discusses service revenue and states, in part:

“The staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.”

In considering SAB Topic 13, the Company determined that its fixed price contracts and the obligations under such contracts are not fulfilled on a straight-line basis. However, Topic 13 (and SAB 104, which was adopted later and considered by the Company following adoption) does not address every set of circumstances related to service transactions, and the Company therefore looked to the FASB Invitation to Comment, Accounting for Certain Services Transactions (the “Invitation to Comment”), to determine which method of recognizing revenue would be most applicable to the Company’s situation.

The Invitation to Comment suggests four methods of service revenue recognition: 1) the Specific Performance Method; 2) the Proportional Performance Method; 3) the Completed Performance Method; and 4) the Collection Method.

The Company assessed which of the four was most applicable to its fixed price contracts as follows:

Specific Performance Method – The Company’s services comprise more than a single act, and therefore this method is not applicable.

Proportional Performance Method – Paragraph 10b of the Invitation to Comment states that when performance consists of the execution of more than one act, revenue should be recognized based on the proportional performance of each act. The Company’s services typically involve a number of defined acts delivered over a specified period. The number of hours incurred approximates the performance that has occurred because each hour produces incremental work product (such as customer-specific rulesets) that the customer owns and can use. As the Company has the ability to measure the number of hours incurred over the course of the project, this method most closely reflects the earning process.

Completed Performance Method – The Company’s services are performed over time and the value of the final work product correlates closely with the time incurred. The completion of the project does not create an event so significant that the time leading up to completion is of relatively low value. In general, if the project were stopped prior to completion, the customer would not need to repeat the work already performed, because the customer retains the right to work product (such as customer-specific rulesets) produced up to that point. Rather, the customer could deploy the rulesets created up to that point, or continue the project at a later point in time starting from where the Company’s services concluded, using trained customer resources, or one of the Company’s third party services partners, to finish the work. Therefore, this method is not applicable.

Collection Method – Collection is generally not an issue with the Company’s customers since they are generally large stable companies with which the Company has an established history of collecting. Therefore, this method is not applicable.

Based on the factors discussed above, the Company rejected the Specific Performance, the Completed Performance and the Collection methods of accounting for its fixed price service projects. Furthermore, in reading paragraphs 11-13 of the Invitation to Comment, the Company determined that the most reasonable method of revenue recognition for these fixed price contracts was the Proportional Performance method. Further, the Company determined that paragraph number 12b of the Invitation to Comment was relevant to its specific situation as measuring revenues based on the ratio of direct costs to total costs to complete was not objectively determinable. Paragraph 12b indicates that revenue should be recognized over a systematic and rational basis which required the Company to tailor its method for recognition based on its specific facts and circumstances, stating in part:

“If the measurements suggested in (a) [the ratio of the seller’s direct costs to perform each act expected to be performed to the total estimated direct costs of the transaction, if such costs can be reasonably determined] are impractical or are not objectively determinable, revenue should be recognized on a systematic and rational basis over the estimated period during which the acts will be performed; the method selected should reasonably relate revenue recognition to performance.”

Absent other guidance on point for service contracts, the Company looked to additional accounting literature related to revenue recognition but outside the scope of accounting for service contracts for insight into an appropriate method for tailoring its recognition of revenue on a systematic and rational basis. The Company noted that SOP 81-1, Accounting for Performance of Construction/Production Contracts, appeared to have a distinct bias against the completed contract method, stating in paragraph 22:

“The percentage-of-completion method recognizes the legal and economic results of contract performance on a timely basis. Financial statements based on the percentage-of-completion method present the economic substance of a company’s transactions and events more clearly and more timely than financial statements based on the completed-contract method, and they present more accurately the relationships between gross profit from contracts and related period costs.”

Furthermore, paragraph 25(c) of SOP 81-1 addressed the application of the percentage-of-completion method of accounting when estimates are impractical and described a method utilizing a zero estimate of profit. The Company believed that such a zero profit model would provide a more appropriate presentation of the economic substance of the transactions than a completed performance approach and would be an appropriate systematic and rational method for recognizing service revenue.

The Company considered that SAB Topic 13 contemplates that revenues recognized should bear a direct relationship to the performance of services specified in the arrangement. The Company uses an input-based approach to apply the proportional performance method (see below for discussion regarding the Company’s rationale for the input-based approach). The Company measures revenue initially based upon the hours incurred at the minimum rate expected to be recovered under the contract (this minimum rate is equal to the direct costs for the hours incurred, up to amounts billed to date). The Company believes that its direct costs for these hours are the best indicator of the minimum rate that it expects to recover because the vast majority of its fixed price service contracts are profitable (93% of all services contracts over the past three years have been profitable), and because it records losses on any unprofitable services contracts at the time when its forecast indicates that a loss on the entire project is likely. For this reason, the Company believes that this method does not result in an acceleration of revenue beyond what would be appropriate under the contract.

•	You also indicate that you use labor hours to measure performance. Determining whether an act triggers revenue recognition generally should be based on whether that act results in value being provided to the customer, not on the level of costs associated with the act. Please explain to us how you determined that recognizing revenue based on labor hours appropriately reflects the value being provided to your customers.

As discussed in the SEC Accounting and Disclosure Issues newsletter dated November 30, 2004, an output-based approach would generally be utilized under a proportional performance method; however an input-based approach may be acceptable where the input measures are a reasonable surrogate for output measures. The Company is not able to use an output-based approach because the types of services the Company provides lack consistent or reliable output measures. Therefore, the Company uses an input-based approach to apply the proportional performance method, with direct labor hours as its input measure. The Company believes direct labor hours are a reasonable surrogate of output measures and performance of services under the arrangement because such hours correlate closely with the value provided to the customer. In general, if the project were stopped prior to completion, the customer would not need to repeat the work already performed, because the customer retains the ownership of all work products produced up to that point, such as customer-specific rulesets. Rather, the customer could reasonably deploy the rulesets created up to that point, or continue the project at a later point in time, starting from the point where the Company’s services concluded, using trained customer resources, or one of the Company’s third party services partners, to finish the work.

•	We also note that you offer time and materials based projects. Please explain to us how your pricing for these contracts compares to that of your fixed price contracts.

The Company’s time and materials engagements involve the same types of services as its fixed-price engagements. Typically, the customer indicates which of these pricing methods it desires. For both time and materials and fixed-price projects, the Company estimates the expected effort (in hours), costs, price per hour and total price in a similar manner. The estimated hours on which the Company bases the price for fixed-price projects typically includes a contingency estimate. The price for time and materials projects does not include a contingency estimate, as the customers pay for all hours incurred and bear the risk of additional costs from exceeding the estimated hours, and potentially benefit if the Company does not expend the estimated hours. Under fixed-price projects, the Company bears the risk to profitability from potentially exceeding the estimated hours, including the contingency estimate, and the Company potentially benefits if it does not expend the estimated hours, including the contingency estimate. Historically, the Company’s profit margins on average have been similar for fixed price projects and time and materials projects, but the profit margin on individual projects, whether fixed price or time and materials, varies widely.

2.	We note that you engaged tax experts to review your tax positions and that this review led you to record various adjustments to your tax accounts in the fourth quarter of 2005. It is unclear to us which of the adjustments disclosed on page 60 was the result of this review and which, if any, relate to prior periods. Please provide us with a summary of the gross adjustments recorded and the periods they relate to. Tell us why none of the adjustments related to prior periods and explain in detail why you believe the timing of each adjustment was appropriate.

During 2005, the Company identified errors related to items utilized in the calculation of its tax provisions in prior years. The Company evaluated the potential impact of these errors on prior year financial statements and determined that the applicable adjustments would have resulted in a small increase to the tax provision in 2003, a similarly small decrease to the tax provision in 2004, and overall would not have been material to the Company’s financial statements presented in any prior period.

The following table summarizes the Company’s income tax provision items for the first three quarters of 2005, the fourth quarter of 2005 and 2005 as a whole:

	(US$ in millions)	Q3 2005 YTD	Q4 2005	Full Year 2005
	Income before provision (benefit) for income taxes	3.8	0.8	4.6

	Tax provision items

	Expected tax at 35% statutory federal income tax rate	1.3	0.3	1.6

	Related to prior years
(a)	Deferred tax liabilities related to term license installments	3.9	—	3.9
(b)	Deferred tax liabilities, UK subsidiary capital allowances	—	(0.3)	(0.3)
(c)	Valuation allowance	(3.1)	0.2	(3.0)
(d)	Overpayments of federal and state income taxes	—	(0.6)	(0.6)

		0.7	(0.7)	0.0

	Current period
(e)	Provision to return adjustments	(0.3)	(0.1)	(0.3)
(f)	Current year Extraterritorial Income Exclusion	(0.2)	(0.5)	(0.7)
(g)	Reserve for Extraterritorial Income Exclusion	0.2	(0.5)	(0.3)
(h)	Federal research and experimentation credit	(0.1)	(0.2)	(0.3)
(i)	Tax effects of foreign activities	0.1	(0.3)	(0.2)
(j)	State income tax effect, including credits	0.0	(0.2)	(0.2)
(k)	Reserve - R&E credits	0.2	—	0.2
	Permanent items	0.0	0.1	0.1

		(0.1)	(1.7)	(1.8)

	Provision (benefit) for income taxes	2.0	(2.1)	(0.1)

Amounts may not add due to rounding

Tax provision items recorded in 2005 related to prior years

When considering the materiality of the errors identified in 2005, in addition to the quantitative factors detailed above, qualitative factors were examined to arrive at the Company’s conclusion, per the guidance in SAB 99. The Company determined that the errors did not result in a meaningful change in earnings or other trends, as there would have been minimal impact on earnings per share as reported. The Company believes that the potential investor reaction to a correction of the errors in prior periods would have been neutral, as the Company was in a transition period (from minimum tax provisions due to operating losses in prior years, to statutory tax provisions) between 2002 and 2004, and fluctuations of income tax provisions were likely. The Company communicated the likelihood of fluctuations in its disclosures. Historically, the impact of income tax provisions has not been considered by the investment community in assessing the Company’s performance.

The Company also considered the impact of the applicable adjustments when compared to key balance sheet and income statement elements and determined the effect to be immaterial. The applicable income statement adjustments did not impact either revenue or profit before tax, both of which were identified as key financial measures by the investment community.

Considering all the quantitative factors and qualitative factors, in particular the investor sentiment during the relevant periods, which did not place significant weight on the Company’s tax provision due to net operating losses in prior years, the Company concluded that the impact of the applicable adjustments would not have been material to prior periods as reported, and were not material to 2005 full year or interim periods. The Company’s current period financial statements appropriately reflect the correction of the errors.

Deferred tax liabilities related to term license installments

In the third quarter of 2005 the Company recorded a $3.9 million (see row (a) in table above) increase to deferred tax liabilities related to term license installments to correct an error made in 2000 relating to a tax accounting method change made in 1992. The Company received a report in October 2005 from an engagement of tax experts and review of prior tax returns, and the Company increased its deferred tax liability resulting from its tax treatment of term license agreements as operating leases as a result of the findings in that report. Had the error been corrected in the original period, there would have been a resultant effect on the valuation allowance. If the deferred tax liability had been increased in prior years due to the correction of the error, the valuation allowance would have decreased by a like amount in 2000, 2001 and 2002, resulting in no income statement impact in those years. For 2003 and 2004, the valuation allowance, which had been established to reduce net deferred tax assets, would have been less since the error correction would have resulted in a net deferred tax liability. In the third quarter of 2005, the Company recorded a $3.2 million (see row (c) in table above) resultant reduction in valuation allowance, as it determined that a change in estimates of utilization of credit carry-forwards was necessary due to the future taxable income represented by the increased deferred tax liability.

Deferred tax liabilities, UK subsidiary

The Company recorded an entry in the fourth quarter of 2005 reducing deferred tax liabilities by $0.3 million (see row (b) in table above) for timing differences relating to capital allowances (depreciation) and accrued inter-company interest in the Company’s UK subsidiary, to correct errors from 2003 and 2004 identified during the 2005 year end close.

Overpayments of U.S. federal and state income taxes

The Company had overpaid its 2003 and 2004 U.S. federal and state income tax actual tax liability due to overestimates of tax liability. During the fourth quarter of 2005, the Company identified the errors from 2003 and 2004 and recorded a $0.6 million (see row (d) in table above) reduction of income tax provision to properly reflect amounts that had been applied toward 2005 income tax returns or refunded during the fourth quarter of 2005.

Tax provision items properly recorded in 2005

Provision to return adjustments

The 2004 U.S. federal and state corporation income returns as filed resulted in a reduction in provision of $0.3 million (see row (e) in table above) compared to the provision as booked in 2004. This reduction was primarily due to benefits from extra-territorial income exclusion (“ETI”) and state income tax credits as filed which exceeded the amounts estimated previously. Consistent with the Company’s policy, the net benefits of these changes in estimates were booked when the returns were completed and filed in the third and fourth quarters of 2005. The reserve for uncertainties related to ETI increased by $0.2 million (see row (g) in table above) in the third quarter of 2005, offsetting the return to provision benefit from ETI.

Extra-territorial income exclusion (ETI)

During the first three quarters of 2005, $0.2 million (see row (f) in table above) of the estimate of current year net benefit from ETI had been recorded through an annual effective tax rate approach properly applied. At year end, the Company received a report from an engagement of tax experts for a study of transfer price used to calculate ETI. Consistent with the Company’s policy, the cumulative effect of the study was recorded when the study was completed, resulting in an increase in the estimate of current year net benefit from ETI with $0.5 million (see row (f) in table above) recorded in the fourth quarter of 2005. In addition, the reserve for uncertainties related to cumulative ETI activity was reduced by $0.5 million (see row (g) in table above) in the fourth quarter of 2005.

Other items

During the first three quarters of 2005, recurring items, including expected impact of federal research and experimentation credit (see row (h) in table above), tax effects of foreign activities (see row (i) in table above), and state income tax effect (see row (j) in table above), had been recorded under an annual effective tax rate properly applied. During the fourth quarter of 2005, further provisions for such items were recorded, including increased estimates of the current year net benefits from federal research and experimentation credit (see row (h) in table above), state income tax credits (see row (j) in table above), and increased benefits from claims upon filing foreign income tax returns (see row (i) in table above).

During the first three quarters of 2005, the reserve for uncertainties related to research and experimentation credits increased by $0.2 million (see row (k) in table above) due to changes in estimates.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 866-6136. Thank you.

Very truly yours,

/s/ Shawn Hoyt

Shawn Hoyt,

General Counsel and Secretary

cc:	Christine Davis, SEC Staff Accountant
Marc Thomas, SEC Senior Staff Accountant
Christopher Sullivan
Robert V. Jahrling, Esq.